                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB



                              A1 Internet.com, Inc.
                    ----------------------------------------
                 (Name of Small Business Issuer in its charter)



              Nevada                                      03-7392107
   ------------------------------                      ----------------
   (State or other jurisdiction of                     (I.R.S. Employer
   incorporation or organization)                      Identification No.)


7900 Glades Road, Suite 435, Boca Raton, Florida             33434
------------------------------------------------            ---------
     (Address of principal executive offices)              (Zip Code)


Issuer's telephone number (561) 218-2223
                          ---------------

Securities to be registered under Section 12(b) of the Act:

                  NONE

Securities to be registered under Section 12(g) of the Act:

                   Common and Preferred Stock $0.001 par value
                       ---------------------------------
                                (Title of class)



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                                     PART I

ITEM ONE.  DESCRIPTION OF THE BUSINESS

Business Development

A1 Internet.com, Inc.(SM) (the "Company" or the "Registrant") is a Nevada Corporation. The Company's principal business address is 7900 Glades Road, Suite 435, Boca Raton, Florida 33434 and its telephone number is (561) 218-2223.

The Company was incorporated under the laws of the State of Nevada on October 13, 1997 as "Halo Holdings of Nevada, Inc." In November 1997, the Company acquired Halo Holdings, Inc., a Delaware corporation. Shortly thereafter, the Company acquired Gravity Pilot Air, Inc., a Delaware corporation through a stock purchase. These two companies were acquired to pursue various business opportunities in the fragmented and growing area of extreme sports, skydiving, and aviation and extreme sports entertainment industries. On March 30, 1999, the Company sold the skydiving division of the business. The Company's remaining activity in the aviation industry is the leasing of its two aircraft. Additionally, the Company maintains a Website related to the extreme sports entertainment industry. The Company has now refocused its attention on the Internet industry with a change in management and a series of strategic acquisitions.

Recent Acquisitions

The Company has acquired three companies since the beginning of 1999. The Company acquired Virtual Information Express, Inc., a Maryland corporation, in February 1999, Computer Ease, LLC, a Maryland limited liability company, in March 1999, and NetWorld Ohio, Inc., an Ohio corporation, in April 1999. All of these companies provide integrated Internet access services and professional consulting services.

On July 9, 1999, the Company changed its name from Halo Holdings of Nevada, Inc. to A1 Internet.com, Inc.(SM) to reflect its focus on the Internet industry.

The Company has never been a party to any bankruptcy, receivership or similar proceeding.

General

The Company, through its wholly owned operating subsidiaries, provides Tier I (services purchased directly from AT&T, its network backbone provider) Internet access services to corporations, ISPs and consumers via nationwide Internet backbone network providers with which it contracts. This multiple third-party network consists of over 1,200 points of presence ("POPs") in the United States and shortly fifty-two countries throughout the world. POP location is an important consideration for Internet users because where an ISP has a local POP, calls are charged at the same rate as a local telephone call. However, where the nearest POP is in another city, long-distance telephone charges will normally apply. The Company also provides access and technical and administrative support services to ISPs. As of the date hereof, the

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Company provides Internet access services to approximately 16,000 subscribers
(9,000 subscribers of the Company and 7,000 subscribers of 19 contracted Virtual Internet Service Providers ("VISPs")).

Products and Services

The Company's basic service product is the dial up Internet access account. End users and customers of the Company and the reseller are given a phone number to use with the modem attached to their computer and access log-on information, allowing them access to the Internet. A local or regional Internet service provider can provide the same service after purchasing network access equipment and contracting with local telecommunications providers for PSTN line charges and Internet bandwidth. However, the range of service is limited to the local calling area of the ISP's Point of Presence ("POP"). In comparison, the Company's dial up access service provides the reseller and its end user with approximately 1,200 POPs to dial up on a "local call" basis. The Company's Internet dial up access service accounts use standard industry browsers, i.e. Windows-based Microsoft Internet Explorer and all Netscape browsers. Their core function is to allow the end user to search, interact with and print web site information from the World Wide Web.

In addition to basic dial up Internet access, the Company offers its resellers and end users integrated services including electronic mail, news groups, commercial dedicated access, web site hosting, web site development, electronic commerce, and high bandwidth applications. In commercial applications, the Company also provides the professional consulting services required to design, develop and implement complex projects needing a combination of computer platforms with telecommunications and Internet content applications.

The Company also provides registration and technical support services to agents and resellers to assist them with the process of getting new customers and end users to use their new Internet dial up accounts immediately. These services can also be provided on a "branded" basis where the ISP's business name is used when the phone call is answered or when the invoices are generated.

Based on these products and services, the Company's business model for current and planned service products includes three sources of recurring revenues:

1. Monthly access fees from Internet dial up access accounts and end user elected ancillary services, i.e. electronic mail, news groups, etc., and specialized professional service products, i.e. Fax to Email, Executive Pages, paging, etc.

2. Monthly access fees from commercial Internet bandwidth and access using dedicated telecommunications connections through local telephone companys.

3. Monthly service fees from the registration and technical support services, billing services and from billing inquiry services provided by the Company on behalf of the agent, affiliate, ISP or value added reseller.

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New Products and Products in Development

In addition to basic access services, the Company has recently expanded its product line to include enhanced, value-added services that generally produce higher margins than basic dial up access services. In the future, the Company expects to offer paging services, voice services, video and high bandwidth services and wireless services. The Company also expects to be offering enhanced billing and management reporting that higher volume users can generally only obtain from the major providers. The Company believes that its value-added billing capabilities and other customer support services enable its customers to manage their Internet costs more effectively. The Company has a contract with Ingram Micro pursuant to which Ingram Micro will be branding over 130,000 items for the Company's on-line computer commerce store. This store will be re-branded for the Company's VISP customer base.

Marketing and Sales

The Company markets its services nationwide through three distinct channels: on a wholesale basis to smaller resellers, to independent distributors, and its two salespeople. The Company targets local and regional ISPs with requirements to provide national or international access and requirements to improve or expand their infrastructure. The Company believes that the large, national ISPs have chosen not to concentrate their direct selling efforts on this segment of the market, which the Company believes represents a meaningful portion of the Internet dial-up access market. The Company's target ISPs typically do not qualify for the major providers' volume discounts or for the level of support services made available to higher volume users.

The Company offers Internet access services on a wholesale basis to small, local and regional Internet Service Providers, which is expected to account for 45% of the revenues in 1999 and 50% of the revenues in 2000. Sales through this channel enable the Company to enter markets with minimal cost or risk where small resellers have already built strong direct relationships with their customers. Reseller customers also provide opportunities for growth as candidates for acquisitions.

The Company supplements its wholesale efforts by marketing through independent retail distributors, which are typically distributors of computer equipment, office equipment and other retail opportunities marketing primarily to corporations and business customers. Such firms generally enter into agreements providing for commissions on business generated for the Company. The Company typically grants nonexclusive marketing rights and requires the resellers with whom it contracts to maintain a minimum quota. Although there are higher costs associated with the sales to smaller ISPs and end users, sales to such customers generally have higher margins.


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Customer Service

The Company strives to provide superior customer services and believes that pro-active contact with the potential and existing end user is a significant factor in customer acquisition and retention. The Company emphasizes frequent communication with prospects and customers, both by its resellers and distributors as well as its retail sales personnel.

New customer accounts are processed at the Company's contracted call center, NetHelp International, where trained staff members provide new customers with a smooth transition to the Company's services. The Company typically obtains account information from the new customers, which it processes and forwards to the applicable network provider.

Organization

The Company presently comprises one corporation with five subsidiaries: A1 Internet Services, Inc.; NetWorld Ohio, Inc.; Computer Ease, LLC; Virtual Information Express, Inc.; and Gravity Pilot Air, Inc. Computer Ease, LLC is in the process of merging with A1 Internet Services, Inc. A1 Internet Services, Inc. will be the surviving entity.

Raw Materials

The use of raw materials is not now a material factor in the Company's operations.

Competition

The Internet industry is highly competitive and is subject to constantly changing customer demands and preferences. Substantially larger companies that have extensive research and development, marketing, financial and human resources capable of maintaining a high level of competitiveness dominate the industry. There are several companies with which the Company will compete in the Internet services industry, all of whom have significantly greater assets and longer operating histories. Some of these companies are extremely aggressive. They dominate the marketplace by using costly and protective pricing. If the Company became a target of focused pricing and counter marketing, it might not be able to afford to devote the resources, time, funding, or management necessary to maintain profitability. In addition, there are other smaller companies which provide Internet services, which companies may have substantially more resources (financial, human, or equipment) than the Company. Some competitors have developed name loyalty, and a following that is international in scope. There is no assurance that the Company can penetrate this apparent market place dominance.


The Company's business strategy depends largely on its ability to expand into new markets by acquiring additional Internet service providers that meet its financial, geographic and other acquisition criteria. The Company believes that competition from other companies, which seek to acquire and consolidate Internet service companies, is significant and that acquisition prices will rise with the growth in demand for these companies in the future. The Company may not have sufficient financial resources to afford these higher prices. The potential increase in


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acquisition prices could increase the amount of goodwill and other intangibles allocated from the purchase price for these companies which could adversely affect the Company's financial condition and operating results.

Reliance on Key Customers

The Company's dedicated customer base continues to grow steadily through the acquisition of ISPs and the continuous growth of its e-commerce business. The Virtual Internet Service Provider ("VISP") market provides the strongest growth potential for the Company with the least amount of risk to do a large conglomerate of association and origination.

CyberRealm, Inc. and Stockmaker, Inc. have accounted for 18.3% and 19.1%, respectively, of sales for the six months ended June 30, 1999. Both of these entities are owned exclusively by Bruce Bertman, the Company's Chief Executive Officer.

Backlog

There are no current backlogs.

Proprietary Information, Trademarks and Patents

The Company is in the process of researching the availability of certain trademarks and Internet domain names for its corporate identity and its services. The Company recently filed an application to register a trademark for A1 Internet.com, Inc.(SM) Management believes that the approval and protection of these trademarks and domain names are important to the development of the Company.

Regulatory Matters

In recent years there have been a number of U.S. and foreign legislative and other initiatives seeking to control or affect the content of information provided over the Internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities. These initiatives may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on Internet access providers, including the Company.

Federal, state and local regulation affect both the provision of Internet access service and the provision of underlying telecommunications services. The Federal Communications Commission (the "FCC") exercises jurisdiction over all facilities of, and services offered by, telecommunications carriers to the extent that they involve the provision, origination or termination of jurisdictionally interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they involve



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origination or termination of jurisdictionally intrastate communications. In addition, as a result of the passage of the Telecommunications Act of 1996 (the "1996 Act"), state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the 1996 Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by ILECs. Municipal authorities generally have some jurisdiction over access to rights of way, franchises, zoning and other matters of local concern.

Our Internet operations are not currently subject to direct regulation by the FCC or any other U.S. governmental agency, other than regulations applicable to businesses generally. However, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities by ISPs. Although in an April 1998 Report, the FCC determined that ISPs should not be treated as telecommunications carriers and therefore not regulated, it is expected that future ISP regulatory status will continue to be uncertain. Indeed, in that report, the FCC concluded that certain services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and their non-regulated status may have to be re-examined.

Changes in the regulatory structure and environment affecting the Internet access market, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood of competition from regional bell operating companies ("RBOCs") or other telecommunications companies could have an adverse effect on our business. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on ISPs, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, are likely to have a greater impact on consumer-oriented Internet access providers than on business-oriented ISPs, such as us. Nonetheless, the imposition of access charges would affect our costs of serving dial-up customers and could have a material adverse effect on our business, financial condition and results of operations.

Research and Development

The Company has not spent any money in the past on research and development, however it plans to conduct research in seeking new and improved ways of developing websites and virtual markets. The Company plans on setting aside $80,000 towards research and development.

Environmental Compliance

There are no material environmental compliance issues or costs facing the company.

Employees

The Company currently has twenty-three employees, including its two executive officers, seven



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technical personnel, seven design developers, two salespersons, and five administrative personnel. The Company currently satisfies its requirements for technicians and consultants by using independent contractors. As the Company's business expands, many of the contractors are expected to accept full time positions with the Company. The Company's outside sales staffing is and will be provided by staff employed by the Company's agents and dealers. The agent and dealer relationships provide for remuneration on a commission only basis. The remainder of the Company's non-executive personnel are salaried employees.

Year 2000 Compliance

As the Year 2000 approaches, industry experts expect issues to arise related to the programming code in many existing computer systems. The "Year 2000 problem" is regarded by many as an omnipresent problem, as most if not all computer operations will be impacted to some extent by the rollover of the two-digit year value to 00. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. We have evaluated our current systems, and believe that our current hardware and software is Year 2000 compliant. However, any Year 2000 compliance problem of our systems or those of our network backbone service providers, resellers, customers or advertisers could have a material adverse effect on our business, results of operations, and financial condition.

Risk Factors

You should be aware that there are various risks associated with the Company and its business, including the ones discussed below. You should carefully consider these risk factors, as well as the other information contained in this Form 10-SB, in evaluating the Company.

Limited Operating History. The Company was incorporated on October 13, 1997 and has had a very limited operating history. However, Bruce Bertman, the Company's Chief Executive Officer, Treasurer and Chairman of the Board, has many years of experience in managing Internet-related businesses, through his positions with CyberRealm and Computer Ease, LLC. Despite this fact, the Company must be considered to be subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. In addition, the Company's business plan and operating strategy involves expansion into businesses and markets which are highly competitive and typified by well established and better financed companies with a long established and highly recognized market presence.

Additional Financing Required; Lack of Traditional Financing Sources. In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we expect to make significant capital expenditures. We historically have been unable to generate sufficient cash flow from operations to meet our operating needs and have relied on equity and debt financing to fund our operations. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be


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no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company. Consequently, should the Company be unable to secure needed additional financing in the future on a reasonable basis, the Company will not be able to realize the full benefit of its proposed business plan or, possibly, be able to sustain viable commercial operations.

Dependence on Key Existing and Future Personnel. The Company's success will depend to a large degree upon the efforts and abilities of its officers and key management employees. The loss of the services of one or more of its key employees could have a material adverse effect on the Company's business prospects and potential earning capacity. As the Company's business plan is implemented, it will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to the Company.

Availability of Suitable Acquisition Candidates. The Company intends to achieve revenue growth, in part, by acquiring Internet service providers in the United States and abroad. While the Company believes that many suitable acquisition targets exist that will be receptive to the acquisition terms and conditions offered by the Company, there can be no assurance that the Company will successfully identify or complete transactions with such acquisition targets or successfully integrate such businesses. If the Company is unable to successfully acquire and integrate other Internet service providers into its operations, the Company may not achieve significant revenue or subscriber growth. There is no guarantee that the Company can secure the necessary financing for the expansion of its business through mergers, acquisitions or new business development.

Competing Bids for Internet Service Providers. The Company's business strategy depends largely on its ability to expand into new markets by acquiring additional Internet service providers that meet its financial, geographic and other acquisition criteria. The Company believes that competition from other companies which seek to acquire and consolidate Internet service companies is significant and that acquisition prices will rise with the growth in demand for these companies in the future. The Company may not have sufficient financial resources to afford these higher prices. The potential increase in acquisition prices could increase the amount of goodwill and other intangibles allocated from the purchase price for these companies which could adversely affect the Company's financial condition and operating results.

Significant Competition. The Internet industry is highly competitive and is subject to constantly changing customer demands and preferences. The industry is dominated by substantially larger companies that have extensive research and development, marketing, financial and human resources capable of maintaining a high level of competitiveness. There are several companies with which the Company will compete in the Internet services industry, all of whom have significantly greater assets and longer operating histories. Some of these companies are extremely aggressive. They dominate the market place by using costly and protective pricing. If the Company became a target of focused pricing and counter marketing, it might not be able to afford to devote the resources, time, funding, or management necessary to maintain profitability.


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In addition, there are other smaller companies which provide Internet services, which companies may have substantially more resources (financial, human, or equipment) than the Company. Some competitors have developed name loyalty, and a following that is international in scope. There is no assurance that the Company can penetrate this apparent market place dominance.

Dependence on Retail Distributors. The Company depends on only a few retail distributors such as Computer Ease, LLC, Virtual Information Express, Inc. and NetWorld of Ohio, Inc. to resell the Company's services to VISPs. As the Company and other Internet service providers grow, the Company's distributors may face significant demand for their products; some of these distributors may have limited resources and production capacity. If our distributors fail to adjust to meet increasing demand, they may be unable to supply components and products in the quantities, at the quality levels and at the times required by us, or at all. In addition, prices for these products and services may increase significantly. If our distributors fail to provide services and we are unable to develop alternative sources of distribution, we will experience delays and increased costs in expanding our network.

Dependence on Sole Technical Support Service Provider. The Company relies exclusively on NetHelp International to provide it with technical support services. Should this provider fail to meet the Company's increasing demand for services or if the Company is unable to contract with additional technical support service providers, the quality of support provided to the Company's customers may suffer which could have a negative impact on our future financial results. The company is in the process of building its own Level II support center.

Dependence on Virtual Internet Service Providers. The Company sells its products and services to VISPs. Should the VISPs fail to purchase the Company's products and services and the Company is unable to contract with other VISPs, the Company's financial condition and operating results could be adversely impacted.

Dependence on Continued Growth in Use of Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased government regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet, use or the attractiveness of commerce and communication on the Internet. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet structure does not effectively support the growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

Risk of Technological Change. The Internet and software industries are characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the


                                       9
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Company to effectively use leading technologies, continue to develop its technological expertise, enhance its current services and continue to improve the performance, features and reliability of its products. In addition, the widespread adoption of new Internet technologies or standards could require substantial expenditures by the Company to modify or adapt its services. A failure by the Company to rapidly respond to technological developments could have a material adverse effect on the Company's business, results of operations and financial condition.

Year 2000 Compliance Risks. Many existing computer systems and software products are coded and accept only two-digit entries to identify a year in the date code field. As a result, on January 1, 2000, many of these systems could malfunction, as they may not be able to differentiate between the years of 1900 and 2000. Consequently, the Company's customers, potential customers and strategic partners may have to upgrade their computer systems and software products to comply with the applicable "Year 2000" requirements. As the Company and its customers, potential customers and strategic partners are, to a very substantial degree, dependent upon the functioning of their computer systems, a failure of these computer systems to correctly recognize dates after December 31, 1999, could materially disrupt the Company's operations.

Government Regulation; Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, content and quality of products and services. The Telecommunications Act of 1996 prohibits the transmission over the Internet of certain types of information and content. Although certain of these prohibitions have been held unconstitutional, the increased attention focused upon these liability issues as a result of the Telecommunications Act could adversely affect the growth of the Internet and private network use. In addition, the adoption of other laws and regulations may reduce the rate of growth of the Internet, which could in turn decrease the demand for the Company's services or could otherwise have a material adverse effect on the Company's business, financial condition and operating results.

Trademarks. Although, the Company has filed for trademark protection of the name "A1 Internet.com" and "A1 Internet Services", there can be no guarantee that the Company will secure a name or logo for itself or that its services can be trademarked. Name and Logo modifications are an ongoing process. If the Company cannot protect its products and services from duplication, the Company may be subject to increased competition from other companies selling the same or similar products and services.

Limited Trading Market. Approximately 2,175,000 shares of the Company's Common Stock are currently free trading. Additionally, approximately 900,000 shares of the Company's Common Stock, which were issued in November 1997, are currently eligible, subject to volume and manner of sale limitations, for the exemption from registration set forth in Rule 144 under the Securities Act and approximately 1,025,000 shares of the Company's Common Stock, which were issued in November 1997, may be eligible for the exemption from registration set forth in Rule 144, without limitation as to volume or manner of sale, pursuant to the exemption from such requirements set forth in Rule 144(k). The Company's Common Stock currently trades on the Over-the-Counter Bulletin Board ("OTC/BB"). The Company intends to apply for listing of


                                       10
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its Common Stock on The NASDAQ Smallcap Market. However, the Company cannot assure that its listing will be approved. Such listings, if approved, does not imply that there will be a meaningful, sustained market for the Company's Common Stock. The Company cannot assure that an active trading market for its stock will develop or continue. In the absence of any readily available secondary market for the Company's securities, holders thereof may experience great difficulty in selling their Securities at or near the price originally paid by them. Unless the Company's Common Stock is listed on NASDAQ or selling at or above $5.00 per Share, the Company's Common stock would fall within the definition of a "penny stock" and would be subject to Section 15(g) of the Securities Exchange Act of 1934 and the relevant rules thereunder which, among other things, require that broker dealers: (i) satisfy special sales practice requirements, including making individualized written suitability determinations and receiving any purchaser's written consent prior to any transaction; and (ii) provide additional disclosure in connection with trades in the Company's securities, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could severely limit the liquidity of the Company's securities and the ability of shareholders to sell their securities in the secondary market.

Absence of Dividends. The Company has not paid any cash dividends to date, and there are no plans for paying cash dividends on its Common Stock or its Preferred Stock in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors. The Company has no obligation to pay dividends on its Series A Preferred Stock.

           ITEM TWO. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion in conjunction with our financial statements and notes thereto included in Part III of this Form 10-SB. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. For a discussion of the risk factors that could cause actual results to differ materially from the forward-looking statements, you should read "Risk Factors" section of this Form 10-SB.

General

The company was incorporated on October 13, 1997 in the state of Nevada. In November 1997, the Company acquired Halo Holdings, Inc., a Delaware corporation. Shortly thereafter, the Company acquired Gravity Pilot Air, Inc., a Delaware corporation, through a stock purchase. These two companies were acquired to pursue various business opportunities in the fragmented and growing area of extreme sports, skydiving, and aviation and extreme sports entertainment industries. On March 30, 1999, the Company sold the skydiving division of the business.


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The company still has interest in the aviation industry, as well as in the extreme sports entertainment industry. Gravity Pilot Air is currently bidding to secure the Fixed Base Operations of an airport in Pahokee, Florida. If the Company secures the bid, the contract would provide the Company with recurring revenues through yearly contracts of hanger space for private aircraft as well as the maintenance service and fuel supply for the airplanes.

We currently house our own aircraft at this airport. At this time, we have a one-year contract to lease our planes to a skydiving company that is based at the airport. Through a joint venture we have been collecting an extensive library of extreme sport footage in the skydiving industry that can be edited to create sellable content for cable and video broadcasting.

The Company recently changed its name from Halo Holdings of Nevada, Inc. to A1 Internet.com, Inc.(SM) to reflect its focus on the Internet industry with a change in management and a series of strategic acquisitions.

The Company has acquired three companies since the beginning of 1999. The Company acquired Virtual Information Express, Inc., a Maryland Corporation, in February 1999, Computer Ease, LLC, a Maryland Limited Liability Company, in March 1999, and NetWorld Ohio, Inc., an Ohio Corporation, in April 1999. All of these companies provide integrated Internet access services and professional consulting services in turn. Computer Ease, LLC is in the process of merging with A1Internet Services, Inc. to become the flagship of the company.

We now provide Internet access services and related products to businesses. We derive the majority of our revenues from providing dedicated and dial-up Internet access services to business customers and other ISPs in the largest metropolitan statistical areas in the United States through a strategic relationship with a tier-1 backbone service provider. Business customers are typically signed to contracts that range from one to three years. Revenues generated from business customers typically comprise recurring monthly fees, installation and start-up charges and sales of related equipment and services. Revenues from ISPs are generated pursuant to network access agreements, which typically require a minimum number of subscribers, and obligate the ISPs to pay specified monthly fees for each subscriber using the A1 Internet Services network.

We also offer, in addition to Internet connectivity services, products and services to businesses that enable them to maximize utilization of the Internet in their day-to-day operations in and outside of their workplaces. Some of these value-added services include corporate intranets, web hosting services and Virtual Internet Service Providers ("VISPs") that permit customers to market themselves on the Internet without having to invest significantly in technology infrastructure and operations staff, electronic commerce services, security services, and other advanced IP-based applications such as voice-over-Internet (as opposed to standard telephone services) and Internet fax. Revenues from value-added services are typically in the form of monthly fees and are often bundled with Internet access services. The Company is seeking to achieve significant subscriber revenue growth through acquisitions of local and regional ISPs through new business development and strategic relationships in the United States and international markets, and through internal growth.

Since the commencement of our operations, we have undertaken a program of developing and expanding our data communications network. We have made significant investments in telecommunications circuits and equipment to produce a geographic bandwidth, which is pointed to the Network Access Points ("NAP"), as well as the Metropolitan Area Exchange-East ("MAE-East"). There are redundant systems in place that are equal to 800 T1s. All of our network equipment is in a secured facility that has 2 diesel powered backup generators in case of a power outage.

Results of Operations

Revenues were $8.2 million in 1998 and $8.3 million in 1997.The Company has generated revenue primarily from the sale of Internet access by e-commerce and related services and through the acquisitions that occurred during the first quarter of 1999.

The Company is currently offering in a private placement of its securities pursuant Regulation D, Rule 506 promulgated under the Securities Act of 1933, as amended: a minimum of 666,668 shares ($3,000,006) and a maximum of 1,555,556 shares ($7,000,002) of the Company's Series A Preferred Stock at a price of $4.50 per share. Assuming that either the minimum or maximum number of shares are sold, the net proceeds to be received by the Company from the sale of the shares are estimated to be $2,557,506 or $6,037,502 respectively, after deducting the selling commissions and other expenses of the offering. The net proceeds will be utilized by the Company for accounts payable, rental deposits, capital expenditures, acquisitions, and for general working capital.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel, advertising, distribution and related occupancy costs. Sales and marketing expenses were $132,000 (2% of revenue) for 1998, an increase of $48,000 from $84,000 (1% of revenue) for 1997. The increase is principally attributable to costs related to a branding and advertising campaign resulting in additional advertising expense from costs associated with the growth of our sales force in conjunction with our growth and acquisitions.

General and Administrative

General and administrative expenses consist primarily of salaries and occupancy costs for executive, financial, legal and administrative personnel. General and administrative expenses were $955,000 (12% of revenue) for 1998, an increase of $374,000 from $581,000 (7% of revenue) for 1997. The increase resulted from the addition of management staff and related operating expenses across the organization, including increases in conjunction with our growth.

Risks Associated With Year 2000

The commonly referred to Year 2000 ("Y2K") problem results from the fact that many existing computer programs and systems use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other processing involving the Year 2000 or a later date. We have identified two main areas of Y2K risk:

        Internal computer systems or embedded chips could be disrupted or fail, causing an interruption or decrease in productivity in our operations; and

        Computer systems or embedded chips of third parties, including, without limitation, financial institutions, suppliers, vendors, landlords, customers, international suppliers of telecommunications services and others could be disrupted or fail, causing an interruption or decrease in our ability to continue our operations.

We have developed plans for implementing, testing and completing any necessary modifications to our key computer systems and equipment with embedded chips to ensure that they are Y2K compliant. We have engaged a third party consultant to perform an assessment of our internal systems (e.g., accounting, billing, customer support and network operations) to determine the status of their Y2K compliance. The assessment of these systems has been completed and, while some minor changes are necessary, we believe that no material changes or modifications to our internal systems are required to achieve Y2K compliance. We anticipate that our internal systems will be Y2K ready by October 30, 1999. To help ensure that our network operations and services to our customers are not interrupted due to the Y2K problem, we have established a network operations team that meets weekly to examine our network. This team of operational staff has conducted inventories of our network equipment (software and hardware) and has found no material Y2K compliance issues. We believe that all equipment currently being purchased for use in the A1 Internet Services network is Y2K compliant. Any existing equipment that is not Y2K compliant is planned to be made Y2K compliant through minor changes to the software or hardware or, in limited instances, replacement of the equipment. We anticipate that our network will be Y2K compliant by the end of the third quarter of 1999. In addition to administering the implementation of necessary upgrades for Y2K compliance, our network team is developing a contingency plan to address any potential problems that may occur with our network as we enter the year 2000. We believe that, as a result of our detailed assessment and completed modifications, the Y2K issue will not pose significant operational problems for us. However, if the requisite modifications and conversions are not made, or not completed in a timely fashion, it is possible that the Y2K problem could have a material impact on our operations.

In addition, we have identified, and are communicating with our suppliers, vendors, customers, and other material third parties to determine their Y2K status and any probable impact on us. To date, we have not revealed any significant Y2K noncompliance issue affecting our material third parties. If any of our material third parties are not Y2K ready and their non-compliance causes a material disruption to any of their respective businesses, our business could be materially adversely affected. Disruptions could include, among other things:

        o       the failure of a material third party's business;

        o       a financial institution's inability to take and transfer funds;

        o       an interruption in delivery of supplies from vendors;

        o a loss of voice and data connections; a loss of power to our facilities; and

        o other interruptions in the normal course of our operations, the nature and extent of which we cannot foresee.

Our cost of addressing Y2K issues has been minor to date, our estimated total costs related to Y2K issues for 1999 is not expected to exceed three hundred thousand dollars ($300,000). These costs include equipment, consulting fees, software and hardware upgrades, testing, remediation and, in limited instances, replacement of equipment.

While we believe that we are adequately addressing the Y2K issue, we can not assure that our Y2K compliance effort will prevent every potential interruption or that the cost and liabilities associated with the Y2K issue will not materially adversely impact our business, prospects, revenues or financial position. We are uncertain as to our most reasonably likely worst case Y2K scenario and have not yet completed a contingency plan to handle a worst case scenario.


ITEM THREE.  DESCRIPTION OF PROPERTIES

The Company's executive offices consist of 1150 square feet located at 7900 Glades Road, Suite 435, Boca Raton, Florida 33434. On April 15, 1999 the Company signed a sublease for these premises which will expire on September 29, 2001. The annual rent is $27,600. The Company maintains three other offices: at 15825 Shady Grove Road, Suite 50, Rockville, Maryland 20850; at 1243 Napolean Street, Fremont, Ohio 1604; and at E. Perkins Avenue, Suite 102, Sandusky, Ohio 44870. The Maryland office consists of 4,527 square feet and is being leased for a five-year term, which commenced on March 6, 1996. The annual rent for 1999 is $71,380. The Fremont, Ohio office is being rented for a one-year term, which commenced on August 1, 1999. The annual rent is $16,800 and the premises consist of approximately 2,800 square feet. The term of the Sandusky, Ohio lease commenced on July 15,1999 and ends on July 31, 2000. The annual rent is $3,750 and the premises consist of approximately 450 square feet.

    ITEM FOUR. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth the number of shares of the Company's $.001 par value Common Stock beneficially owned by (i) each person who, as of the date hereof, was known by the Company to own beneficially more than five percent (5%) of its Common Stock; (ii) each of the Named Executive Officers; (iii) the individual Directors of the Company; and
(iv) the Officers and Directors of the Company as a group. As of the date of this registration statement, 12,020,167 Shares of Common Stock were issued, 9,799,500 are outstanding, and 2,220,667 were retired by the Company.


Title of Class           Name and Address of Beneficial      Amount of Beneficial         Percent of Class (1)
                         Owner                               Ownership
--------------           ------------------------------      --------------------         --------------------
Common
                         Bruce Bertman (officer, director)    3,582,000                    36.55%
                         (2) - 15825 Shady Grove Road,
                         Suite 50, Rockville, MD 20850

                         Larry Kerschenbaum (director)-         900,000                     9.18%
                         7900 Glades Road, Suite 435, Boca
                         Raton, FL 33434

                         Leonard Tambasco (officer,             500,000                     5.10%
                         director) (3) - 7900 Glades Road,
                         Suite 435, Boca Raton, FL 33434

                         Martin Sumichrast (director)-          100,000                     1.02%
                         15245 Shady Grove Road, Suite
                         340, Rockville, MD 20878

                         Noved Holdings Inc.-932 Burke          665,000                     6.79%
                         St., Winston-Salem, NC 27101

                         Officers and Directors as a          5,247,000                    51.85%
                         group (4)

(1)     All percentages are rounded to the nearest one hundredth.
(2) 800,000 of Mr. Bertman's shares are currently held in a family trust or by members of his immediate family. 200,000 of Mr. Bertman's Shares are held by Cyberrealm, Inc. and 100,000 Shares are held by Stock Maker, Inc., both of which are exclusively owned by Mr. Bertman.
(3) 200,000 of Mr. Tambasco's shares are currently held beneficially by his children. The remaining 300,000 shares are held by a family trust over which Mr. Tambasco does not exercise control.
(4)     Does not include shares held by Noved Holdings, Inc.

ITEM FIVE.   DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

The following table sets forth the names and ages of the members of the Company's Board of Directors, executive officers, and the position with the Company held by each:

Name                            Age      Position
----                            ---      --------
Bruce Bertman                   41       Chief Executive Officer, Treasurer, and
                                         Chairman of the Board

Leonard Tambasco                41       President, Secretary, and Director

Martin A. Sumichrast            32       Director

Larry Kerschenbaum              40       Director


BRUCE BERTMAN is the Chairman of the Board, Chief Executive Officer, and Treasurer of the Company. He has over 12 years experience in the high technology industry. From 1988 until 1991 he was part of the executive management team of Inacomp Computer Centers, presently part of Inacom. Mr. Bertman also held the post of Vice President at Microware Distributors, a national computer product distribution organization, where he directed national sales efforts, designing very successful government reseller programs from 1991 to 1993.

In 1993 Mr. Bertman founded Computer Ease, a wholly owned subsidiary of the Company, and has grown it into a successful Internet Service Provider in the United States. The company has such blue chip clients as 5th Avenue Shopping Channel, AOPA, AAMSE, Bausch & Lomb, Burger King, and Medic Alert. Along with providing state of the art connectivity, Computer Ease also provides design, programming and e-commerce solutions creating truly unique company representations. In 1998, Mr. Bertman founded Stockmaker.com, which provides Investor Relations services for under served public companies.

Mr. Bertman actively participates as a member of the Board of Directors of several companies such as EBOnline.com Inc., Cyber Realm Inc., and Computer Kids Network, Inc. He is also actively involved in several high technology organizations and local groups focused on primary education. Mr. Bertman attended Northeastern University in Boston, Massachusetts from 1980-1981.

LEONARD TAMBASCO is the President, Secretary and Director of the Company. From 1998 until April 1999, he served as CEO and Chairman of the Board of Computer Access International. Mr. Tambasco's responsibilities included the raising of funds and the restructuring of corporate debt, as well as playing an instrumental part in the negotiations of all acquisitions. From 1996 to 1998, Mr. Tambasco was the Director of Purchasing and Contract for Computer Access International. Between 1993 and 1996, Mr. Tambasco ran his own consulting firm, Callaway International Corporation. Between 1976 and 1993, Mr. Tambasco worked for, and became president of, his family-owned construction company, Trevus Construction Corporation, a road and sewer contractor in New York City. The years prior to becoming an officer, Mr. Tambasco held numerous jobs that broadened his knowledge of the construction business.

MARTIN A. SUMICHRAST, a Director of the Company, has served as Chairman of the Board, Chief Executive Officer and President of Eastbrokers International Incorporated since December 1998, Vice Chairman since March 1997, and Secretary and a Director since its inception in 1993. Eastbrokers International Incorporated is the parent company of EBI Securities Corporation, one of the Placement Agents in this Offering. Mr. Sumichrast is a founder of Eastbrokers International Incorporated and was formerly Executive Vice President and Chief Financial Officer. Mr. Sumichrast is also Chairman of Eastbrokers North America, Inc. which is a subsidiary of Eastbrokers International Incorporated. From 1987 until 1992, Mr. Sumichrast served as the President of Sumichrast Publications, Inc., a real estate publication located in Rockville, Maryland. Mr. Sumichrast also serves as President of Sumichrast Enterprises, Inc., a holding company located in Rockville, Maryland. Mr. Sumichrast received a Bachelor of Science Degree from the University of Maryland in 1990.

LARRY W. KERSCHENBAUM, a Director of the Company, founded the Company and previously served as its Chief Executive Officer. Since 1988, Mr. Kerschenbaum has been self-employed as a corporate consultant. Mr. Kerschenbaum began his career in investment banking in 1985 with a regional brokerage firm, eventually being named co-manager of the firm's Ft. Lauderdale branch. From 1982 to 1985, Mr. Kerschenbaum was employed by Merit Oil as a Regional Manager for that company's Southeast District. From 1980 to 1982, Mr. Kerschenbaum was involved in the creation and management of real estate limited partnerships. Mr. Kerschenbaum attended Queens College and received a Bachelor of Science degree from Pechnion University in Israel in 1981.


ITEM SIX.  EXECUTIVE COMPENSATION

A.  DIRECTORS' COMPENSATION

Each member of the Board of Directors receives out-of-pocket expenses for board meetings. In addition, according to the Company's by-laws, the Company's directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board of Directors. As of the date of this Memorandum, no amounts have been paid to directors of the Company in such capacity.

B.  COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the current salaries for the named Executive Officers of the Company:

                           SUMMARY COMPENSATION TABLE


                                                                                 Long Term Compensation
                                                                               ----------------------------
Annual Compensation                                                      Awards                    Payouts
----------------------------------------------------------------------------------------------------------------------------
  (a)                (b)             (c)           (d)        (e)          (f)          (g)           (h)            (i)

                                                              Other                   Securities                      All
Name                                                         Annual      Restricted     Under-                       Other
And                                                          Compen-       Stock        lying         LTIP           Compen-
Principal                                                    sation       Award(s)     Options/      Payouts         sation
Position             Year          Salary($)     Bonus($)      ($)          ($)         SARs (#)       ($)             ($)
----------------------------------------------------------------------------------------------------------------------------
Leonard Tambasco  3/5/99-3/5/00    $96,000       250,000      None         None          None          None           None
                                                 shares (1)
President

Bruce Bertman     3/5/99-3/5/00    $96,000       None         None        None          None          None           None
CEO

(1) In March 1999, Leonard Tambasco was issued 250,000 shares of the Company's common stock, at $.80 per share, as a signing bonus for becoming President of the Company.


Both Executive Officers have signed employment agreements with the Company which were effective as of March 5, 1999. The agreements are for a period of two years from the commencement date and shall be automatically renewed for successive one-year terms unless either party provides written notice of non-renewal. The Company shall pay Mr. Bertman and Mr. Tambasco a base salary of $96,000 which base salary shall be increased by 6% beginning on the anniversary date of each successive one-year term. In addition to the base salary, the Company shall bear the cost of 80% of the Family Health Insurance of Mr. Bertman and Mr. Tambasco, and shall reimburse them for all normal business expenses. Mr. Bertman and Mr. Tambasco shall be entitled to a $650 per month auto allowance and two weeks vacation per year, with additional vacation to be accrued at the rate of 1 week for every year of employment.


ITEM SEVEN.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's former CEO, Larry Kerschenbaum, received a severance package from the Company, which became effective on March 5, 1999. Mr. Kerschenbaum is entitled to receive $5,000 per month over a two-year period.

On February 1, 1999, the Company entered into an exchange agreement with Bruce Bertman, the Company's Chief Executive Officer, Treasurer and Chairman of the Board, to purchase 100% of the outstanding common shares of Virtual Information Express, Inc. which Mr. Bertman exclusively owned. The consideration for the acquisition of the outstanding shares of Virtual Information Express Inc. was $600,000, payable with shares of the Company's Common Stock at a rate equal to $2 per share.

On March 24, 1999, the Company entered into an exchange agreement with the members of Computer Ease, LLC, to purchase 100% of the outstanding capital stock of Computer Ease, LLC. Bruce Bertman, the Company's Chief Executive Officer, Treasurer and Chairman of the Board was the majority owner of Computer Ease, LLC prior to this transaction. The consideration for the acquisition of the outstanding shares of Computer Ease, LLC was $8,000,000, payable with shares of the Company's Common Stock at a rate equal to $2 per share. Furthermore, the Company agreed to provide Computer Ease, LLC with $500,000 to be utilized as working capital to service Computer Ease's obligations. Computer Ease, LLC is in the process of merging with the Company's wholly-owned subsidiary, A1 Internet Services, Inc.(SM) A1 Internet Services, Inc.(SM) will be the surviving entity.

On March 30, 1999, Skydive USA, a wholly owned subsidiary of the Company, was sold to Larry Kerschenbaum, a founding shareholder and director of the Company, and Tom Keese, a founding shareholder and former officer and director of the Company. Messrs. Kerschenbaum and Keese tendered a total of 400,000 shares of the Company's Common Stock to the Company as consideration for the sale.

During the first quarter of 1999, Tom Keese and Larry Kerschenbaum forgave $43,871 owed to them by the Company in consideration for personal expenses paid on their behalf by the Company. Additionally, Larry Kerschenbaum forgave $133,460 owed solely to him by the Company in consideration for personal expenses paid on his behalf by the Company.

On March 31, 1999 Gravity Pilot Air, Inc., a wholly owned subsidiary of the Company, agreed to lease its two airplanes for the term of twelve months to Skydive USA. For the use of the aircraft, its accessories and equipment, Skydive USA agreed to pay to Gravity Pilot Air, Inc. rent in the amount of $21,176 per month during the term of the lease, including any renewal, payable on the first day of each month. Furthermore, additional rent of $35 shall be paid for each hour of flight of the leased aircraft. The airplanes will not be for the personal use of the Company's officers or directors.

In March 1999, Leonard Tambasco, the Company's President, was issued 250,000 shares of the Company's Common Stock as a signing bonus for becoming President of the Company.

On April 20, 1999, Bruce Bertman, the Company's Chief Executive Officer, and the Company agreed to convert $322,692 worth of personal loans to Computer Ease, LLC into 120,000 shares of the Company's Common Stock.

On April 20, 1999, Bruce Bertman agreed to forgive a $50,000 note owed to him by Virtual Information Express, Inc.

As of June 30, 1999, Bruce Bertman was owed $132,692 by Computer Ease, LLC, comprised of a $70,000 short-term, zero interest, demand note and $62,692 worth of business expenses.

Approximately $593,490 of the Company's accounts receivable are due from CyberRealm, Inc. and Stockmaker, Inc., entities which are owned exclusively by Bruce Bertman.

Accounts payable to related parties total $89,980 including $29,650 to Stockmaker, Inc. and $60,330 to Eurobridge D.C., Inc. Stockmaker, Inc is owned exclusively by Bruce Bertman. Jeff Lieberman, a shareholder of the Company, is a 5% shareholder of Eurobridge DC, Inc.

Martin Sumichrast, a director of the Company, is Chairman of the Board, Chief Executive Officer and President of Eastbrokers International Incorporated, the parent company of EBI Securities Corporation, one of the Placement Agents for the Company's current private placement of securities.

Martin Sumichrast has subscribed to purchase 100,000 shares of the Company's common stock at a price of $2 per share. As consideration for such purchase, Mr. Sumichrast has tendered a non-negotiable term note for $200,000 to the Company. The note bears interest at 4% and is repayable in cash or in Common Stock of the Company on December 31, 2004.

On February 2, 1999, EBI Securities Corporation, one of the Placement Agents for the Company's current private placement of securities, was issued a warrant to purchase 500,000 shares of the Company's Common Stock at $.10 per share as payment for professional services performed in the first quarter of 1999.

The Company is a 21% shareholder of Ebonlineinc.com, a subsidiary of Eastbrokers International Incorporated, which is the parent company of EBI Securities Corporation, one of the Placement Agents for the Company's current private placement of securities. Martin Sumichrast, Ebonlineinc.com's Chairman, is also a director of the Company.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM EIGHT. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 20,000,000 Shares of Common Stock, par value $.001 per Share. As of the date of this registration statement, 12,020,167 Shares of Common Stock were issued, 9,799,500 are outstanding, and 2,220,667 were retired by the Company. The holders of Common Stock have one vote per Share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they so choose. The Common Stock is not redeemable and has no conversion or preemptive rights. There are no sinking fund provisions for any of the Company's securities. The Common Stock currently outstanding is validly issued, fully paid and nonassessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and preferred shareholders. The Company may pay dividends, in cash or in securities or other property, when and as declared by the Board of Directors from funds legally available therefore, but has paid no cash dividends on its Common Stock to date and does not anticipate paying dividends in the future.

Preferred Stock

The Company is authorized to issue 5,000,000 Shares of Preferred Stock, par value $.001 per Share. As of the date hereof, no Shares of Preferred Stock were issued and outstanding. The Company has designated 2,000,000 Shares as Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Company is currently offering a minimum of 666,668 shares and a maximum of 1,555,556 shares of its Series A Preferred Stock in a private placement pursuant to Rule 506 of Regulation D at a price of $4.50 per share.

The Series A Preferred Stock has voting rights equal to the Company's Common Stock. The Series A Preferred Stock is convertible at any time upon the written request of any holder or automatically upon the effectiveness of a registration statement filed by the Company under the Securities Act (other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto), a registration made pursuant to Form S-4, Form S-8 or pursuant to an employee benefit plan of the Company). Additionally, the Series A Preferred Stock carries one-time demand registration rights (with respect to the underlying Common Stock), effective upon the written request by the holders of at least fifty-one (51%) percent of the outstanding Series A Preferred Stock, and unlimited piggy-back registration rights (with respect to the underlying Common Stock) for registration statements filed pursuant to the Securities Act (other than registrations relating solely to transactions under Rule 145 under the Securities Act (or any successor thereto), or registrations made pursuant to Form S-4, Form S-8 or pursuant to an employee benefit plan of the Company). In addition, the Series A Preferred Stock is preferred as to both earnings and assets, and in the event of liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Stock of the Company shall be entitled to be paid the face value of $4.50 per share of Series A Preferred Stock before any assets of the Company shall be distributed among or paid over to the holders of the common stock.

                                    PART II

ITEM ONE. MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

A. PRINCIPAL MARKET OR MARKETS

NASDAQ Bulletin Board

The Company's securities began trading on the NASDAQ OTC Bulletin Board under the symbol "HALO" on October 10, 1998. The Company changed its symbol to "AWON" and began trading under this new symbol on May 24, 1999. During the prior two fiscal years the low and high bid prices as reflected by interdealer quotations were:

------------------------------------------------------------------------------
QUARTER                                 Low Bid                    High Bid
------------------------------------------------------------------------------
4th Quarter `98                          3 3/4                     5
1st Quarter `99                          4                         5 5/8
2nd Quarter `99                          5 1/4                     8
3rd Quarter to date                      5                         7 3/4
------------------------------------------------------------------------------

B. APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date of this registration statement, 12,020,167 Shares of Common Stock were issued, 9,799,500 are outstanding, and 2,220,667 were retired by the Company. Of the outstanding shares, 2,175,000 shares are free trading and 7,624,500 are investment shares.

The number of holders of record of the Company's common stock is approximately two hundred and sixty-seven (267).

C. DIVIDENDS

Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the Common Stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

ITEM TWO.  LEGAL PROCEEDINGS

At this time the Company is not involved in any litigation and is not aware of any pending litigation or the possibility of future litigation which could adversely affect the Company or its Shareholders.

ITEM THREE.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company recently changed its accounting firm from Cohen & Kameny CPA's PLLC to Spicer, Jeffries & Co. The change was not due to any disagreement regarding accounting and financial disclosures. The Company did not have any disagreements on accounting and financial disclosures with either its current accounting firm or Cohen & Kameny during the reporting period.

ITEM FOUR.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has issued the following unregistered common stock in the three-year period preceding the date of this Registration Statement:

On October 15, 1997, the Company issued 3,000,000 shares of common stock at $.001 per share to the founders of the Company.

On November 17, 1997, the Company issued 300,000 shares of preferred stock at $.001 per share to the shareholders of Gravity Pilot Air in reliance upon
Section 4(2)/Rule 506 of the Securities Act of 1933, pursuant to a stock purchase. These shares were returned to the Company on December 21, 1998 and converted into common shares which were issued to the shareholders of Gravity Pilot Air the same day.

On January 15, 1998, the Company initiated a Regulation D 504 Offering of 1,000,000 shares of common stock at $1.00 per share. The offering was fully subscribed and closed.

On January 27, 1999, the Company issued 7,500 and 25,000 shares at $1.00 per share to Eduardo Lautieri and Brian Campbell, respectively in reliance upon
Section 4(2) of the Securities Act of 1933 in a private sale. Also on January 27, 1999, the Company issued 27,500 shares at $.40 per share to Clifford Morgan in reliance upon Section 4(2) of the Securities Act of 1933 as consideration for consulting services rendered to the Company. The foregoing 60,000 shares were initially mistakenly issued by the Company in reliance on Rule 504 of Regulation D but were subsequently rescinded and reissued as restricted shares in reliance upon Section 4(2) of the Securities Act of 1933.

On January 29, 1999, the Company initiated a Regulation D, Rule 504 Offering of 500,000 shares of common stock at $2.00 per share. The offering was fully subscribed and closed.

On February 2, 1999, the Company issued a warrant to purchase 500,000 shares of common stock at $.10 per share to EBI Securities in reliance upon Section 4(2) of the Securities Act of 1933 in consideration for professional services performed in the first quarter of 1999.

On March 5, 1999, the Company issued 250,000 and 50,000 shares of common stock at $.80 per share to Eduardo Lautieri and Moe Cohen respectively in reliance upon Section 4(2) of the Securities Act of 1933 for consulting services rendered to the Company.

On March 5, 1999, Leonard Tambasco was issued 250,000 shares at $.80 per share of common stock as a signing bonus for becoming President of the Company in reliance upon Section 4(2)/Rule 701 of the Securities Act of 1933.

On March 30, 1999, the Company issued 4,000,000 shares of common stock at $2.00 per share to the members of Computer Ease, LLC in reliance upon Section 4(2) of the Securities Act of 1933 as consideration for the acquisition of all of the outstanding capital stock of Computer Ease, LLC Mr. Bertman was the majority owner of Computer Ease, LLC prior to this transaction.

On March 30, 1999, the Company issued 300,000 shares of common stock at $2.00 per share to Bruce Bertman in reliance upon Section 4(2) of the Securities Act of 1933 as consideration for the acquisition of the outstanding shares of Virtual Information Express, Inc. which Mr. Bertman was the sole shareholder of.

On April 13, 1999, the Company issued 37,000 shares of common stock at $2.00 per share in reliance upon Section 4(2) of the Securities Act of 1933 as consideration for the purchase of all of the issued and outstanding stock of Networld Ohio, Inc.

On April 20, 1999, the Company issued 120,000 shares of common stock at $2.70 per share to Bruce Bertman in reliance upon Section 4(2) of the Securities Act of 1933 in consideration for Mr. Bertman's forgiveness of $322,692 worth of personal loans to Computer Ease, LLC.

On July 12, 1999, the Company issued 100,000 shares of common stock at $2.00 per share to Martin Sumichrast in reliance upon Section 4(2) of the Securities Act of 1933.

On August 19, 1999, the Company issued 190,000 shares of common stock at $7.00 per share in reliance upon Section 4(2) of the Securities Act of 1933 as consideration for the purchase of certain assets of NetAmerica, Inc.

On August 30, 1999, the Company issued 32,500 shares to Eduardo Lautieri and Brian Campbell in consideration for consulting services rendered to the Company. In addition, the Company issued 10,000 shares to Michael Straus and Quanta, Ltd. for investor relations services performed on behalf of the Company. The foregoing shares were issued in reliance upon Section 4(2) of the Securities Act of 1933.

ITEM FIVE. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they may be made parties by reason of their positions as officers and directors and is in the process of obtaining this insurance.

Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers or directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, the Bylaws of the Company provide for indemnification of the directors, officers, employees, or agents of the Company. In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 A1 INTERNET.COM, INC.

                                 Date:  September 3, 1999

                                 By: /s/ Bruce Bertman
                                     ----------------------------------
                                     Bruce Bertman, Chief Executive Officer

                                    PART III


FINANCIAL INFORMATION

                          HALO HOLDINGS OF NEVADA, INC.
                        CONSOLDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)



                                    CONTENTS


                                                                         Page(s)
                                                                         -------


Independent Auditors' Report                                                1

Financial Statements:

     Consolidated Balance Sheets                                            2

     Consolidated Statements of Income (Loss) and Retained
         Earnings (Deficit)                                                 3

     Consolidated Statement of Cash Flows                                   4

     Report on Supplemental Information                                     5

     Consolidated Statements of Supplemental Information                    6

     Notes to Financial Statements                                         7-9

                            Cohen & Kameny CPA's PLLC
                       3530 Henry Hudson Parkway, Suite B
                               Riverdale, NY 10463
                        (718) 548-7200 Fax (718) 796-0184


Eli Cohen, CPA
David Kameny, CPA
-----------------


                          Independent Auditors' Report



To The Board of Directors
Halo Holdings of Nevada, Inc.



We have audited the accompanying consolidated balance sheets of Halo Holdings of Nevada, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Halo Holdings of Nevada, Inc. as of December 31, 1998 and 1997, and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                        ---------------------------------
                                        COHEN & KAMENY CPA'S PLLC

                          HALO HOLDINGS OF NEVADA, INC.
                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)

                                     ASSETS
                                     ------

                                                                              1998              1997
                                                                              ----              ----
CURRENT ASSETS:
         Cash                                                             $    10,205       $     1,819
FIXED ASSETS: (Notes 2a and 5)
         Aircraft                                                           1,008,256         1,008,256
         Equipment                                                              9,159             9,159
         Less: accumulated depreciation                                       170,654            69,649
NET FIXED ASSETS                                                              846,761           947,766

OTHER ASSETS:
         Prepaid expenses (Notes 6)                                            22,388             7,340
         Goodwill-net of amortization (Note 2c)                               278,861           309,845
TOTAL OTHER ASSETS                                                            301,249           317,185
TOTAL ASSETS                                                              $ 1,158,215       $ 1,266,770


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
         Accounts payable and accrued expenses                                 37,313              --
         Loan payable-bank                                                     18,059              --
         Loans payable-shareholders (Note 4)                                  109,261           196,670
         Note payable-current portion (Note 5)                                641,451           195,553
TOTAL CURRENT LIABILITIES                                                     806,084           392,223

LONG TERM LIABILITIES
         Note payable (Note 5)                                                   --             544,045
         Loan payable                                                          80,000            80,000
TOTAL LONG TERM LIABILITIES                                                    80,000           624,045

STOCKHOLDERS' EQUITY:
         Common stock $.001 par value, 20,000,000 shares authorized,            4,300             3,500
         4,300,000 and 3,500,000 issued and outstanding
         for 1998 and 1997 respectivly (Note 3)
         Preferred stock 300,000 shares $.25 par value issued and                --              75,000
         Outstanding for 1997 (Note 3)
         Additional paid in capital                                         1,100,700           526,500
         Retained earnings (Notes 1 and 3)                                   (832,869)         (354,498)
TOTAL STOCKHOLDERS' EQUITY:                                                   272,131           250,502
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 1,158,215       $ 1,266,770

                          HALO HOLDINGS OF NEVADA, INC.
         CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS
            (DEFICIT) FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independents Auditors' Report)



                                                      1998            1997

NET SALES                                          $  84,560       $   3,384

OPERATING EXPENSES (Schedule 1)                      463,727         357,882


NET (LOSS) FROM OPERATIONS                          (379,167)       (354,498)


OTHER INCOME (EXPENSE):

         Interest Expense                            (99,204)           --

NET LOSS                                            (478,371)       (354,498)

RETAINED EARNINGS (DEFICIT)-BEGINNING OF YEAR       (354,498)           --

RETAINED EARNINGS (DEFICIT)-END OF YEAR            $(832,869)      $(354,498)

                          HALO HOLDINGS OF NEVADA, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                       (See Independent Auditors' Report)

                                                                     1998             1997
                                                                     ----             ----
CASH FLOWS USED FROM OPERATING ACTIVITIES:
         Net (loss)                                             $  (478,371)      $  (354,498)
         Depreciation and amortization                              131,989               826
         (Increase) in prepaid expenses                             (15,048)           (7,340)
         Increase in accounts payable and accured expenses           37,313
NET CASH (USED) BY OPERATING ACTIVITIES                            (324,117)         (361,012)

CASH FLOWS FROM INVESTING ACTIVITIES:
         Goodwill                                                      --            (309,845)
         Net investment in aircraft and equipment                                    (948,592)
NET CASH (USED BY INVESTING ACTIVITIES                                             (1,258,437)


CASH FLOWS FROM FINANCING ACTIVITIES:
         (Decrease) Increase in note payable                        (98,147)          739,598
         Increase in loan payable-bank                               18,059              --
         (Decrease) Increase in loans payable-shareholders          (87,409)          196,670
         Increase in loans payable                                     --              80,000
         Increase from common stock issued                              800             3,500
         Increase in additional paid in capital                     574,200           526,500
         (Decrease) increase in preferred stock                     (75,000)           75,000
NET CASH PROVIDED BY FINANCING ACTIVITIES                           332,503         1,621,268

NET INCREASE IN CASH                                                  8,386             1,819

         Cash at beginning of year                                    1,819              --

CASH AT END OF YEAR                                             $    10,205             1,819

                            Cohen & Kameny CPA's PLLC
                       3530 Henry Hudson Parkway, Suite B
                               Riverdale, NY 10463
                        (718) 548-7200 Fax (718) 796-0184


Eli Cohen, CPA
David Kameny, CPA



                Accountants' Report on Supplementary Information


To The Board of Directors
Halo Holdings of Nevada, Inc.



We have audited the consolidated financial statements of Halo Holdings of Nevada, Inc. for the years ended December 31, 1998 and 1997. Our audit report thereon appears on page 1. Our audit expresses an opinion on the consolidated financial statements take as a whole. The information on page 6 is presented only for supplementary analysis purposes. Such information has not been subjected to the inquiry and analytical procedures applied in the audit of the basic financial statements, but was complied from information that is the representation of management, without audit or review. Accordingly, we do not express an opinion or any other form of assurance on the supplementary information.


                                                COHEN & KAMNEY CPA'S PLLC


Riverdale, New York
March 23, 1999

                          HALO HOLDINGS OF NEVADA, INC.
               CONSOLIDATED STATEMENTS OF SUPPLEMENTAL INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1991 AND 1997
             (See Accountants' Report on Supplementary Information)



SCHEDULE 1:

                                             1998                    1997
                                             ----                    ----
OPERATING EXPENSES

Insurance                                  $ 36,043                $ 18,771
Consulting                                  185,588                 298,373
Pilot fees                                    3,726                   2,400
Repairs and maintenance                       9,769                   8,849
Telephone                                     1,272                     160
Office expenses                               2,015                     607
Postage                                         392                     173
Advertising and promotion                       137                   1,324
Professional fees                            82,692                  23,000
Licenses, permits, and fees                   1,905                     101
Engineering fees                              5,500                   1,000
Bank charges                                  1,796                     569
Travel                                          903                   1,729
Depreciation                                101,005                     826
Amortization                                 30,984                    --
                                           $463,727                $357,882

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997.


NOTE 1-DESCRIPTION OF THE COMPANY'S BUSINESS:

          HALO Holdings of Nevada, Inc. (the Company) was incorporated in October , 1997 in the state of Nevada. Subsequent to it's incorporation the Company acquired HALO Holdings, Inc. (a Delaware Corporation) in November 1997 in a transaction, which was treated as pooling of interests. The combined entity was formed to pursue various business opportunities in the fragmented and growing area of extreme sports, skydiving, and aviation and extreme sports entertainment industries. In furtherance of its goals, the Company acquired Gravity Pilot Air, Inc. (a Delaware Corporation) which had been engaged in various business operations related to skydiving and extreme sports. The acquisition of Gravity Pilot Air, Inc. was treated as a purchase and is presented in these financial statements on a consolidated basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered particularly significant.


     (a) Depreciation:

          Fixed assets are reflected at cost. Depreciation is provided using the straight-line method as follows:

                           Machinery & equipment     5 years
                           Aircraft                  10 years

     (b) Statement of cash flows:

          For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     (c) Goodwill:

          Goodwill is amortized over the lesser of the useful life of the related assets or 10 years.

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE YEARS ENDED DECEMBER 31, 1998.



NOTE 3-CAPITAL STOCK

          Pursuant to the incorporation of the Company it has authorized 20,000,000 shares of it's common stock at a par value of $.001. Upon the completion of the acquisition of HALO Holdings, Inc. the Company issued 3,500,000 share of its common stock in exchange for all of the outstanding shares of HALO Holdings, Inc. on a 1 to 1 basis. This transaction was accounted for as a pooling of interests.

          On October 17, 1997 the Company authorized the acquisition of Gravity Pilot Air, Inc. in exchange for 300,000 of it's newly authorized convertible preferred stock with a par value of $.25 per share. The conversion feature stipulated that the preferred share could be converted to the Company's common shares on a 1 for 1 basis if the price of the common shares reached $5.00 per share bid price on a public market. These shares were subsequently converted in November 1998 when the bid price for the common shares reached $5.00 per share.

          On January 15, 1998 the Company authorized the issuance of its common share pursuant to a private placement offering of 500,000 common shares at $1.00 per share. This offering resulted in the issuance of 500,000 shares with proceeds to the Company of $500,000.



NOTE 4 - LOANS PAYABLE SHAREHOLDERS:

          During the years ended December 31, 1998 and 1997 various shareholders of the Company made loans to the Company or made payments on behalf of the Company to third parties in settlement of certain debts the Company had incurred. These loans are payable upon demand and bear no interest.

NOTE 5 - NOTE PAYABLE:

          In connection with the acquisition of it's aircraft, the Company financed this transaction through a note payable in which the note holder has a secured interest in the aircraft to the extent of the outstanding balance on the note. This note bears interest at a rate of 14% per annum and is payable in monthly installments consisting of principal and interest. The terms of the note stipulate that a final payment of the outstanding balance is due on November 4, 1999.

                          HALO HOLDINGS OF NEVADA, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997.



NOTE 6 - PREPAID EXPENSES:


          As part of the note payable agreement (Note 5) the Company also agreed to maintain a separate reserve account with the note holder corresponding to the engine utilization of the aircraft has been in flight. The amounts reserved are intended to defray maintenance costs associated with the aircraft.

          As of December 31, 1998 and 1997 the balance in this account was $22,388 and $7,340 respectively.




NOTE 7 - PROVISIONS FOR INCOME TAXES:

          Due to net operations losses, which can be carried forward, the Company has not had to make any provision for income taxes.


NOTE 8 - SUBSEQUENT EVENTS


          On January 29, 1999 in a continuing effort to raise capital for it's continued growth, the Company made a private offering of 500,000 shares of it's common stock at a price of $2.00 per share.

          Since the date of these financial statements the Company has signed letters of intent with three companies with the express intent of acquiring these companies. As intended, the acquisition of these companies will consist of an exchange of 100% of the common stock of the companies to be acquired for newly issued common stock of the Company. Two of the companies mentioned above are in the business of providing internet services and access. The third company to be acquired is an extreme sports adventure internet web site.

                               COMPUTER EASE, LLC

                                    CONTENTS
                                    --------

                                                                     Page

Independent Auditors' Report                                            3

Balance Sheets                                                          4

Statements of Operations                                                5

Statements of Changes in Members' Equity                                6

Statements of Cash Flows                                                7

Notes to Financial Statements                                         8-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
ComputerEase, LLC

We have audited the accompanying balance sheets of ComputerEase, LLC as of December 31, 1998 and 1997, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComputerEase, LLC as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note 5 to the financial statements, in March 1999 the Company was acquired by A1 Internet.com, Inc.

                                                         SPICER, JEFFRIES & CO.

Denver, Colorado
July 23, 1999

                                COMPUTEREASE, LLC

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                       ASSETS

                                              1998                1997
                                        ---------------     ---------------
CURRENT ASSETS:
  Receivables
     Trade                              $      136 570      $      121 002
     Other                                           -               2 885
  Inventory, at cost                            11 244               9 094
                                        ---------------     ---------------
   Total current assets                        147 814             132 981
                                        ---------------     ---------------

PROPERTY AND EQUIPMENT,
 at cost (Notes 1 and 3)                       414 995             401 958
  Less accumulated depreciation               (250 215)           (145 585)
                                        ---------------     ---------------
                                               164 780             256 373
                                        ---------------     ---------------

                                        $      312 594      $      389 354
                                        ===============     ===============


        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Bank overdraft                        $       10 180      $       49 585
  Accounts payable                             193 357             148 480
  Due to members (Note 2)                      306 102             183 809
  Due to related parties (Note 2)              107 661             280 004
  Other                                         61 487                 859
                                        ---------------     ---------------
   Total current liabilities                   678 787             662 737

NOTE PAYABLE-RELATED PARTY (Note 2)            100 000             100 000
                                        ---------------     ---------------

  TOTAL LIABILITIES                            778 787             762 737

COMMITMENTS (Note 4)

MEMBERS' EQUITY                               (466 193)           (373 383)
                                        ---------------     ---------------

                                        $      312 594      $      389 354
                                        ===============     ===============

The accompanying notes are an integral part of these statements.

                                COMPUTEREASE, LLC

                            STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                              1998                1997
                                        ---------------     ---------------

NET SALES                               $    8 257 678      $    8 382 314

COST OF SALES                               (6 809 861)         (7 480 671)

                                        ---------------     ---------------
GROSS PROFIT                                 1 447 817             901 643
                                        ---------------     ---------------

OPERATING EXPENSES:
  Salaries and related expenses                650 808             477 434
  Travel and entertainment                     139 387              40 993
  Marketing, advertising and promotion         132 675              84 439
  Bad debt expense                             236 691              49 021
  General and administrative                   165 242              63 179
  Occupancy costs                              157 616             181 371
  Communications                                58 208             120 743
                                        ---------------     ---------------
     Total operating expenses                1 540 627           1 017 180
                                        ---------------     ---------------

NET LOSS                                $      (92 810)     $     (115 537)
                                        ===============     ===============


















The accompanying notes are an integral part of these statements.

                                COMPUTEREASE, LLC

                    STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

BALANCE, December 31, 1996                               $         (257 846)

  Net loss                                                         (115 537)
                                                         -------------------

BALANCE, December 31, 1997                                         (373 383)

  Net loss                                                          (92 810)
                                                         -------------------

BALANCE, December 31, 1998                               $         (466 193)
                                                         ===================
























The accompanying notes are an integral part of these statements.

                                COMPUTEREASE, LLC

                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                              1998                1997
                                                        ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                              $      (92 810)     $     (115 537)
  Adjustments to reconcile net loss to cash flows provided
    by (used in) operating activities:

       Depreciation                                            104 630             105 189
       Bad debt expense                                        236 691              49 021
       Increase in trade receivables                          (252 259)           (107 826)
       Increase (decrease) in other receivables                  2 885              (2 685)
       Increase in inventory                                    (2 150)             (7 595)
       Decrease in other assets                                      -              23 880
      (Decrease) increase in bank overdraft                    (39 405)             49 585
       Increase (decrease) in accounts payable                  44 877             (90 899)
       Increase (decrease) in other liabilities                 60 628             (67 005)
                                                        ---------------     ---------------
          Net cash provided by (used in)

              operating activities                              63 087            (163 872)
                                                        ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment, net                     (13 037)           (212 831)
                                                        ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from notes payable to related parties                     -             100 000
  Proceeds from (payments on) member loans                     122 293              (7 451)
  Proceeds from (payments on) related party loans             (172 343)            280 004
                                                        ---------------     ---------------
         Net cash provided by (used in)
             financing activities                              (50 050)            372 553
                                                        ---------------     ---------------
NET DECREASE IN CASH                                                 -              (4 150)

CASH, beginning of year                                              -               4 150
                                                        ---------------     ---------------

CASH, end of year                                       $            -      $            -
                                                        ===============     ===============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW

  INFORMATION:

   Cash paid for interest                               $       12 717      $       14 950
                                                        ===============     ===============







The accompanying notes are an integral part of these statements.

                               COMPUTER EASE, LLC

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
         POLICIES

Organization and Operations
---------------------------

Computer Ease, LLC (the Company) was organized under the laws of the State of Maryland on May 17, 1993. The limited liability company will continue until January 1, 2000, unless terminated sooner as provided for in the Operating Agreement (see Note 5). The Company's activites include the buying and selling of computer equipment, web design and providing internet access. The Company has both domestic and international customers.

The Company consists of four members. The Company has only one class of units of membership interest. The operating agreement provides that each member share in net income based on their respective proportion of units of interest, and net losses based on their respective capital contributions. The agreement also provides that no member will be personally liable for any debt, obligation or liability of the Company.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
----------------

The Company considers investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
-----------------------------------

The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Payables and other liabilities are carried at amounts which approximate fair value.

Inventory
---------

Inventory consists of computer equipment and is carried at the lower of cost or market. Cost is determined on a specific identification basis.

Property and Equipment
----------------------

The Company provides for depreciation of property and equipment using accelerated methods based on estimated useful lives of five years.

                               COMPUTER EASE, LLC

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE 1 - ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
         POLICIES (continued)

Income Taxes
------------

As a limited liability company, the Company is not a tax paying entity for federal income tax purposes. Accordingly, no income tax provision (benefit) is reported in these financial statements. The distributive share of net income or loss is reportable by the members in their respective tax returns.

NOTE 2-  NOTE PAYABLE - RELATED PARTY, DUE TO RELATED PARTIES AND DUE TO MEMBERS

Note payable-related party consists of a $100,000 note payable to the father of a member, at 15% interest. The note requires monthly interest payments and matures on November 1, 2000. Interest expense on the note payable amounted to $12,500 and $14,950 in 1998 and 1997, respectively.

The due to related parties and members shown on the accompanying balance sheet are advances that are non-interest bearing and have no due date.

NOTE 3-  MAJOR CUSTOMERS

The following customers each accounted for more than 10% of sales in 1998 and 1997:


                                                       % of Sales
                                            -------------------------
               Customer                     1998                 1997
         ---------------------       -------------------      -----------
                   A                       20.3                  -
                   B                       31.1                  -
                   C                         -                 13.1
                   D                         -                 13.4
                   E                         -                 21.1

NOTE 4-  COMMITMENTS

The Company leases office space from a non-related party under an operating lease. Future minimum lease payments under the non-cancellable lease as of December 31, 1998 are 1999-$71,000, 2000-$73,500 and 2001-$12,000.

Total rental expense amounted to $76,183 and $64,303 in 1998 and 1997, respectively.

NOTE 5-  SUBSEQUENT EVENTS

In March 1999, A1 Internet.com, Inc., issued 4,000,000 shares of its common stock in exchange for all of the outstanding units of membership of the Company. A1 Internet.com, Inc. is an internet service provider. In May 1999, the Company was then merged with A1 Internet Services, Inc., a wholly-owned subsidiary of A1 Internet.com, Inc.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                                TABLE OF CONTENTS
                                -----------------

                                                                         Page

Accountants' Review Report                                                 3

Consolidated Balance Sheet                                             4 - 5

Consolidated Statement of Operations                                       6

Consolidated Statement of Changes in Shareholders' Equity                  7

Consolidated Statement of Cash Flows                                   8 - 9

Notes to Consolidated Financial Statements                           10 - 15

                           ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
A1 Internet.com, Inc.
(formerly Halo Holdings of Nevada, Inc.)

We have reviewed the accompanying consolidated balance sheet of A1 Internet.com, Inc. (formerly Halo Holdings of Nevada, Inc.) and its subsidiaries (the "Company") as of June 30, 1999, and the related statements of operations, changes in shareholders' equity, and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of the Company.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

                                                   SPICER, JEFFRIES & CO.

Denver, Colorado
August 3, 1999

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999
                                  -------------

                        ASSETS
                        ------

CURRENT ASSETS:
    Cash                                               $   132 424
    Receivables:
      Trade, net (Note 1)                                  244 694
      Note receivable (Note 2)                              85 876
      Related parties                                      593 490
      Other                                                200 590
    Inventory (Note 1)                                      13 346
    Other current assets                                     6 331
                                                       --------------
          Total current assets                           1 276 751
                                                       --------------

PROPERTY AND EQUIPMENT, at cost (Note 1)
    Aircraft                                             1 008 256
    Computers and equipment                                951 988
    Less: accumulated depreciation                        (499 170)
                                                       --------------
          Net property and equipment                     1 461 074
                                                       --------------

OTHER ASSETS:
    Goodwill, net (Note 1)                                 562 975
    Prepaid expenses                                       138 730
    Other                                                   57 250
                                                       --------------
          Total other assets                               758 955
                                                       --------------
                                                       $ 3 496 780
                                                       ==============








See Accountants' Review Report.
The accompanying notes are an integral part of this statement.              -4-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 1999
                                  =============
                                   (Continued)

          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------

CURRENT LIABILITIES:
    Accounts payable (Note 8)                                $   540 003
    Accrued expenses payable                                     171 099
    Loans payable, shareholders (Note 3)                         228 694
    Notes payable (Note 4)                                     1 466 276
                                                             -------------
          Total current liabilities                            2 406 072
                                                             -------------

COMMITMENTS (Note 7)

SHAREHOLDERS' EQUITY (Notes 5 and 6):
    Common stock, $.001 par value, 20,000,000 shares
      authorized, 9,467,000 issued and outstanding                 9 202
    Preferred stock, $.001 par value, 5,000,000 shares
      authorized, no shares issued and outstanding                 -
    Additional paid-in capital                                 4 094 108
    Notes receivable - common stock                             (240 000)
    Deficit                                                   (2 772 602)
                                                             -------------
          Total shareholders' equity                           1 090 708
                                                             -------------
                                                             $ 3 496 780
                                                             ==============














See Accountants' Review Report.
The accompanying notes are an integral part of this statement.            -5-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1999

GROSS REVENUE                                            $   1 593 946

COST OF SALES                                                  342 513
                                                         ---------------

          Gross profit                                       1 251 433
                                                         ---------------

OPERATING EXPENSES:
    Salaries, wages and payroll taxes                          605 982
    General and administrative expenses                        473 917
    Professional fees                                          319 840
                                                         ---------------
          Total operating expenses                           1 399 739
                                                         ---------------

OTHER INCOME (EXPENSE):
    Consulting fees (Notes 6 and 8)                         (1 168 979)
    Forgiveness of debt                                         90 000
    Interest expense                                           (52 138)
    Other                                                      (67 634)
          Total other expense                               (1 198 751)
                                                         ---------------

NET LOSS                                                 $  (1 347 057)
                                                         ===============

BASIC AND DILUTED NET LOSS PER COMMON SHARE  (Note 1)    $        (.15)
                                                         ===============

WEIGHTED AVERAGE SHARES OUTSTANDING (Note 1)                 9 033 338
                                                         ===============




















See Accountants' Review Report.
The accompanying notes are an integral part of this statement.          -6-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 1999
                         ==============================

                                                   Common Stock        Preferred Stock       Paid-in       Notes
                                               Shares       Amount  Shares     Amount       Capital      Receivable       (Deficit)
                                            ----------- ----------  -------  ---------   --------------  -----------   -------------

BALANCES, December 31, 1998,
   as previously reported                    4 300 000  $   4 300      -     $    -      $   1 100 700   $     -       $  (832 869)

  Adjustment for poolings of interests:
       Virtual Information Express             300 000         35      -          -                 65         -            (1 098)
       Computer Ease, L. L. C.               4 000 000      4 000      -          -            121 385         -          (591 578)
                                            ----------- ----------  -------  ---------   --------------  -----------   ------------
BALANCES, January 1, 1999, as restated       8 600 000      8 335      -          -          1 222 150         -        (1 425 545)

  Issuance of common stock for cash
    and notes receivable, less offering
    costs of $50,000                           500 000        500      -          -            949 500     (240 000)          -

  Issuance of warrants for services                 -          -       -          -            767 979         -              -

  Acquisition of Networld Ohio, Inc.            37 000         37      -          -            292 593         -              -

  Shares issued for services                   577 500        578      -          -            450 422         -              -

  Shares issued in private sale                 32 500         32      -          -             32 468         -              -

  Reacquired shares through disposition
    of  Skydive USA                           (400 000)      (400)     -          -         (1 999 600)        -              -

  Gain on disposition of Skydive USA to
    shareholder                                     -           -      -          -          1 714 383         -              -

  Conversion of shareholder loan               120 000         120     -          -            322 572         -              -

  Conversion of loan payable                        -           -      -          -            227 331         -              -

  Issuance of warrants in connection
     with notes payable                             -           -      -          -            114 310         -              -

  Net loss                                          -           -      -          -                 -          -         (1 347 057)
                                            -----------   --------- ------- ----------    -------------  -----------   -------------

BALANCES, June 30, 1999                      9 467 000    $  9 202  $  -     $    -       $  4 094 108   $ (240 000)   $ (2 772 602)
                                            ===========   ========= ======= ==========    =============  ===========   =============



See Accountants' Review Report.
The accompanying notes are an integral part of this statement.               -7-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                             STATEMENT OF CASH FLOWS
                         SIX MONTHS ENDED JUNE 30, 1999
                         ------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                           $    (1 347 057)
  Adjustments to reconcile net income to net
   cash used in operating activities:
     Depreciation                                             71 071
     Amortization                                             11 816
     Forgiveness of debt                                     (90 000)
     Issuance of warrants for services                       717 979
     Issuance of common stock for services                   451 000
     Increase in receivables                                (866 381)
     Decrease in inventory                                    10 298
     Increase in prepaid expenses                           (116 342)
     Increase in other current assets                         (3 336)
     Increase in accounts payable                             34 350
     Increase in accrued expenses payable                     91 553
        Net cash used in operating activities
                                                          (1 035 049)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in note receivable                               (100 000)
  Purchase of computers and equipment
  Payment on deposits                                       (330 335)
  Acquisition of Networld Ohio, Inc.,
    net of cash acquired                                      (8 250)
        Net cash used in investing activities
                                                             (89 138)
CASH FLOWS FROM FINANCING ACTIVITIES:                       (527 723)
  Proceeds from stock issuances
  Proceeds from notes payable                                792 500
  Proceeds from shareholder loans                          1 080 000
  Payments on notes payable                                  313 354
        Net cash provided by financing activities           (500 865)
                                                           1 684 989
NET INCREASE IN CASH
                                                             122 217
CASH, beginning of period
                                                              10 207
CASH, end of period
                                                        $    132 424
                                                        ============








See Accountants' Review Report.
The accompanying notes are an integral part of this statement.             -8-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                             STATEMENT OF CASH FLOWS
                         SIX MONTHS ENDED JUNE 30, 1999
                         ==============================
                                   (Continued)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Cash paid for interest                               $    52 138
  Cash paid for income taxes                           $     1 900

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
FINANCING ACTIVITIES:

  Conversion of loans payable to capital               $   550 023
                                                       ============
  Issuance of common stock for notes receivable        $   240 000
                                                       ============
  Retirement of common stock from disposition of
    subsidiary                                         $ 2 000 000
                                                       ============









See Accountants' Review Report.
The accompanying notes are an integral part of this statement.              -9-

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ==========================================

NOTE 1 -   ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
---------------------------
Halo Holdings of Nevada, Inc. (the "Company") was incorporated in the state of Nevada on October 13, 1997. On July 9, 1999, the Company changed its name to A1 Internet.com, Inc. The Company is engaged in the business of providing internet access and web design.

Basis of Presentation
---------------------
The accompanying consolidated financial statements include the historical accounts of A1 Internet.com, Inc. and its 100%- owned subsidiaries, A1 Internet Services, Inc., Computer Ease, LLC, Virtual Information Express, Inc., NetWorld of Ohio Inc., (since April, 1999) and Gravity Pilot Air, Inc. Computer Ease, LLC is in the process of merging with A1 Internet Services, Inc. A1 Internet Services, Inc. will be the surviving entity.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
-------------------
The Company performs on-going credit evaluations of its customers. An allowance for doubtful accounts in the amount of $17,796 has been established at June 30, 1999.

Inventory
---------
Inventory consists of computer equipment and is stated at the lower of cost or market. Cost is determined on a specific identification basis.

Property and Equipment
----------------------
Property and equipment are stated at cost. Aircraft are depreciated over the estimated useful life of ten years using the straight line method. Depreciation of computers and equipment is computed using accelerated methods over estimated useful lives of five or seven years.

Long-Lived Assets
-----------------
The Company reviews its long-lived assets for impairment to determine if the carrying amount of the assets are recoverable.

Goodwill
--------
Goodwill, which resulted from the acquisition of Networld Ohio, Inc., is being amortized over a period of 120 months.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ==========================================
                                   (Continued)

NOTE 1 -          ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING
                  POLICIES (continued)

Cash Equivalents
----------------
The Company considers investments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments
-----------------------------------
The Company's financial instruments, including cash and receivables, are carried at amounts which approximate fair value. Payables and other liabilities are carried at contracted amounts which approximate fair value.

Income Taxes
------------
The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Net Loss Per Share of Common Stock
----------------------------------
Net loss per share of common stock is based on the weighted average number of shares of common stock outstanding. Common stock equivalents are not included in the weighted average calculation since their effect would be anti-dilutive.

NOTE 2 -          NOTE RECEIVABLE

Note receivable at June 30, 1999 consists of the following:


                  Note receivable bearing interest at 6%, due April 1, 2002,
                  payable in monthly installments of $3,042                             $   85,876

NOTE 3 -          LOANS PAYABLE SHAREHOLDERS

Various shareholders of the Company have made loans to the Company or made payments on behalf of the Company to third parties in settlement of certain debts the Company had incurred. One loan in the amount of $96,000 bears interest at 15% and is due on demand after April 1, 2000. The other loans are payable upon demand and bear no interest.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ==========================================
                                   (Continued)

NOTE 4-           NOTES PAYABLE

Notes payable consists of the following:


           14% note payable, due November 4, 1999, payable in
           monthly installments of $16,296, secured by aircraft                                  $         556 686

       *  8% note payable, (face amount $200,000) principal and interest due
           October 10, 1999, convertible into preferred stock at $4.50 per share                           169 978

       *  8% note payable, (face amount $250,000) principal and interest due
           September 2, 1999, convertible into preferred stock at $4.50 per share                          219 897

       *  8% note payable, (face amount $250,000) principal and interest due
           August 13, 1999, convertible into preferred stock at $4.50 per share                            219 897

       *  8% note payable, (face amount $200,000) principal and interest due
           September 2, 1999, convertible into preferred stock at $4.50 per share                          175 918

           Non-interest bearing note payable, due December 15, 1999,
           payable in monthly installments of $20,000                                                      123 900
                                                                                                 -----------------

                                                                                                 $       1 466 276
                                                                                                 =================

* In connection with the issuance of these notes payable, $114,310 has been allocated to the detachable stock warrants (see Note 7). The fair value of these warrants was estimated using the Black-Scholes option pricing model.

NOTE 5 -          SHAREHOLDERS' EQUITY

Common Stock
------------
On January 29, 1999 the Company authorized the issuance of its common shares pursuant to a private placement offering of 500,000 common shares at $2.00 per share. This offering resulted in the issuance of 500,000 shares with proceeds to the Company of $710,000 and notes receivable from shareholders of $240,000, net of offering costs.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ==========================================
                                   (Continued)

NOTE 5 -          SHAREHOLDERS' EQUITY (continued)

Stock Warrants
--------------
Common stock warrants have been issued in connection with certain private offerings, pooling expenses and notes payable. At June 30, 1999, warrants to purchase common stock at various prices were outstanding, which expire as follows:


                                                     Number Outstanding
                                                   And Exercisable at
       Expiration Date                              June 30, 1999                                  Exercise Price
       ---------------                         -----------------------                       ----------------------
       June 1, 2004                                           500 000                        $                  .10
       June 1, 2004                                            38 000                                          5.50
                                               ----------------------
                                                              538 000
                                               ======================

NOTE 6 -          ACQUISITIONS AND DISPOSITIONS

In February, 1999 the Company acquired Virtual Information Express, Inc. for 300,000 shares of its common stock in exchange for all of the outstanding shares of Virtual Information Express, Inc. on a one to one basis. This transaction was accounted for using the pooling of interests method of accounting. Virtual Information Express, Inc. had no operations for the one month period ended January 31, 1999.

In March, 1999 the Company acquired Computer Ease LLC. The Company issued 4,000,000 shares of its common stock in exchange for all the outstanding shares of Computer Ease LLC., on a one to one basis. This transaction was also accounted for using the pooling of interests method of accounting. Net sales and net income of Computer Ease LLC for the two month period ended February 28, 1999 were $650,046 and $428,846, respectively. Costs of the pooling, which consisted mainly of investment banking fees of 467,447 warrants to purchase common stock, are included as consulting fees of $717,979 in the accompanying statement of operations. The fair value of these warrants was estimated using the Black Scholes option pricing model.

The Company acquired Networld Ohio, Inc., an Ohio based internet service provider in April 1999. The acquisition consisted of a cash payment of $90,000, 37,000 shares of common stock and a short term non-interest bearing promissory note of $180,000 maturing December 15, 1999. This transaction was accounted for using the purchase method of accounting. The excess of the cost of the acquisition over the fair value of the assets acquired was recorded as goodwill.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
                                   (Continued)

NOTE 6 -          ACQUISITIONS AND DISPOSITIONS (continued)

The following summarized, proforma results of operations of the Company assumes that the Company acquired Networld Ohio, Inc. as of January 1, 1999.

                                                                Six months ended
                                                                June 30, 1999
                                                           ---------------------

       Gross revenue                                       $          1 824 682
       Net loss                                                      (1 329 919)
       Net loss per common share                                           (.15)

On March 30, 1999, Skydive USA, a wholly owned subsidiary of the Company, was sold to a director of the Company and a former officer and director of the Company. These individuals tendered a total of 400,000 shares valued at $5.00 per share of the Company's common stock to the Company as consideration for the sale.

NOTE 7 -          COMMITMENTS

The Company leases office space from unrelated entities under various operating leases. Future minimum lease payments under noncancellable leases as of June 30, 1999 are as follows:

                                            Year ending
                                             December 31,                Amount
                                           ----------------        -------------
                                               1999                $     108 000
                                               2000                      114 000
                                               2001                       33 000
                                                                   -------------
                                                                   $     255 000
                                                                   =============

Total rent expense was approximately $59,000 for the six months ended June 30, 1999.

NOTE 8 -          RELATED PARTIES

During the six months ended June 30, 1999 various current and former officers and shareholders forgave indebtedness totaling $227,331. Officers and/or shareholders were issued 577,500 shares of common stock for services valued at $451,000 and is included as consulting fees in the accompanying statement of operations.

In addition, 32,500 shares of common stock were sold at $1.00 per share in a private sale to current shareholders and 120,000 shares of common stock were issued to an officer and stockholder as repayment of a $322,692 debt.

As of June 30, 1999, accounts payable included $89,980 payable to related parties.

                     A1 INTERNET.COM, INC. AND SUBSIDIARIES
                    (formerly Halo Holdings of Nevada, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Concluded)

NOTE 9 -          INCOME TAXES

The Company has an unused net operating loss carryforward of approximately $611,000 for income tax purposes, of which approximately $354,000 expires in 2012 and the remainder in 2018. This net operating loss carryforward may result in future income tax benefits of approximately $208,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established.

NOTE 10 -         MAJOR CUSTOMERS

The following customers each accounted for more than 10% of sales for the six months ended June 30, 1999:

                  Customer                                       % of Sales
                  --------                                       ----------
                       A                                          18.3
                       B                                          19.1

NOTE 11 -         SUBSEQUENT EVENT

In July 1999, the Company commenced a private placement offering of a minimum of 666,668 and a maximum of 1,555,556 shares of its preferred stock at $ 4.50 per share.

                                    PART IV

INDEX TO EXHIBITS

2.       A. Articles of Incorporation .....................................
         B. Certificate of Amendment of Articles of Incorporation .........
         C. Certificate of Designation ....................................
         D. By-laws .......................................................

3.       Instruments Defining Rights of Security Holders ..................  n/a

5.       Voting Trust Agreements ..........................................  n/a

6.       Material Contracts ...............................................  n/a

7.       Material Foreign Patents .........................................  n/a



                                       29